Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies Announces the Successful Operation
of its Proprietary Distributed Control System in Hongyanhe Nuclear
Power Plant

BEIJING, July 3, 2013 /PRNewswire-FirstCall/ -- Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced that its proprietary HOLLiAS-N Distributed Control System (“HOLLiAS-N DCS”) was successfully applied to Unit 1 of Hongyanhe Nuclear Power Plant (“Hongyanhe NPP”) and went into commercial operation in June 2013.

Hollysys’ HOLLiAS-N DCS is one of the high-end DCS products Hollysys developed for 1GW level nuclear power plant, it is also named as the “Center Nervous system” used for the nuclear power plant operation’s automatic control and operational monitoring during its running process. It requires highly for its technology complexity and reliability. Hollysys’ proprietary HOLLiAS-N DCS successfully passed a series of rigorous tests before the commercial operation of Unit 1 of Hongyanhe NPP and it met all the parameters and delivered outstanding performance.

Hongyanhe NPP is the first operated nuclear power plant in China’s Northeast provinces. With Unit 1 of Hongyanhe NPP’s operation, China now has 17 operational nuclear power reactors with the installed gross capacity reached 14.77 GW. Hollysys’ joint venture with China General Nuclear Power Corporation (“CGNPC”), China Techenergy Co., Ltd. (“CTEC”), currently has 12 nuclear reactors in their backlog which the JV has not fully signed contracts with Hollysys for HOLLiAS-N DCS providing, including Unit 2, 3, 4 of Hongyanhe Nuclear Power Plant; Unit 2, 3, 4 of Ningde Nuclear Power Plant; Unit 1, 2 of Fangchenggang Nuclear Power Plant; and Unit 1, 2, 3, 4 of Yangjiang Nuclear Power Plant.

The electricity generated by Unit 1 of Hongyanhe NPP can meet 1/4 of Dalian City’s electricity requirement, the emission reduced is equal to the function of 16,500 hectares of forest. After operation begins for the first four units of Hongyanhe NPP, it will be able to supply all the electricity for Dalian city and reduce the emission of 24 million tons of carbon dioxide, 230,000 tons of sulfur dioxide and 150,000 tons of nitric oxide annually.

Dr. Changli Wang, Chairman and CEO of Hollysys, commented, "We are very pleased that our proprietary HOLLiAS-N DCS has been successful applied in Hongyanhe Nuclear power plant, which again validates our industry leading technology and capability. We are also glad to see the accelerated construction of nuclear power plants to address environment protection related issues and to assist the sustainable development of the economy. With our solid position in China’s nuclear power automation and control industry and our Joint Venture with China General Nuclear Power Corporation, we will continue to benefit from China’s nuclear power development, and create value for our shareholders.”

Hollysys Automation Technologies, Ltd. July 3，2013	Page 2

About Hongyanhe Nuclear Power Plant

Hongyanhe nuclear power plant, which is located in Wafangdian Hongyanhe town of Dalian city in the east coast of Liaodong Bay, 270 km south of Shenyang city , 110 km north of Dalian city. Hongyanhe nuclear power plant is jointly invested by China General Nuclear Power Group Co., Ltd., China Power Investment Corporation and Dalian Construction Investment Group Co., Ltd. It is planned to build 6 nuclear power generating units. Phase I is going to build 4 units with total investment of RMB 50.00 billion adopting CPR 1000 nuclear generating technology, all of the four units are expected for operation by 2014-2015.

About China General Nuclear Power Corporation(CGNPC)

China General Nuclear Power Corporation (“CGNPC”) is a state-owned nuclear power corporation under the supervision of Assets Supervision and Administration Commission (SASAC) of the State Council of China. CGNPC was established in 1994 with nuclear power as its core business. With CGNPC as its core enterprise, China General Nuclear Power Group (CGNPG) is comprised of more than thirty wholly-owned or controlling subsidiaries.

About China Techenergy Co., Ltd. (CTEC)

China Techenergy Co., Ltd. (CTEC) is a 60/40 joint venture owned by China Guangdong Nuclear Power Holding Co., Ltd. (CGNPC) and Beijing Hollysys Co., Ltd. (Hollysys). Founded in October 2005, the company is engaged in providing automation and control related engineering design, system integration, and technical services for nuclear industry. CTEC has the permit granted by National Nuclear Safety Administration of China to design and manufacture nuclear safety-level automation and control systems.

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear conventional island automation and control system and other products.

Hollysys Automation Technologies, Ltd. July 3，2013	Page 3

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com